UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Latch, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities) 51818V106

(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51818V106
(1) Names of Reporting Persons
Lux Capital Management, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	11,312,962*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	11,312,962*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
11,312,962*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
8.0%*
(12) Type of Reporting Person
OO (Limited Liability Company)

 * See Item 4 for additional information.

CUSIP No. 51818V106
(1) Names of Reporting Persons
Lux Ventures IV, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	7,228,469*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	7,228,469*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
7,228,469*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.1%*
(12) Type of Reporting Person
PN

 * See Item 4 for additional information.

CUSIP No. 51818V106
(1) Names of Reporting Persons
Lux Co-Invest Opportunities, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	4,084,493*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	4,084,493*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,084,493*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
2.9%*
(12) Type of Reporting Person
PN

* See Item 4 for additional information.

CUSIP No. 51818V106
(1) Names of Reporting Persons
Lux Venture Partners IV, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	7,228,469*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	7,228,469*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
7,228,469*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.1%*
(12) Type of Reporting Person
OO (Limited Liability Company)

 * See Item 4 for additional information.

CUSIP No. 51818V106
(1) Names of Reporting Persons
Lux Co-Invest Partners, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	4,084,493*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	4,084,493*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
4,084,493*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
2.9%*
(12) Type of Reporting Person
OO (Limited Liability Company)

* See Item 4 for additional information.

CUSIP No. 51818V106
(1) Names of Reporting Persons
Peter Hebert
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	11,312,962*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	11,312,962*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
11,312,962*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
8.0%*
(12) Type of Reporting Person
IN

 * See Item 4 for additional information.

CUSIP No. 51818V106
(1) Names of Reporting Persons
Josh Wolfe
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	11,312,962*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	11,312,962*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
11,312,962*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
8.0%*
(12) Type of Reporting Person
IN

 * See Item 4 for additional information.

Item 1(a). Name Of Issuer: Latch, Inc., a Delaware corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:
508 West 26th Street, Suite 6G New York, New York 10001

Item 2(a). Name of Person Filing:
This Schedule 13G is being jointly filed by (i) Lux Capital Management, LLC (“LCM”), (ii) Lux Ventures IV, L.P. (“LVIV”), (iii) Lux Co-Invest Opportunities, L.P. (“LCIO”), (iv) Lux Venture Partners IV, LLC (“LVP”), (v) Lux Co-Invest Partners, LLC (“LCP”), (vi) Peter Hebert (“Mr. Hebert”) and (vii) Josh Wolfe (“Mr. Wolfe”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: c/o Lux Capital Management, 920 Broadway 11th Floor, New York, NY 10010.
Item 2(c). Citizenship:
Each of LCM, LVIV, LCIO, LVP, and LCP are organized under the laws of Delaware. Peter Hebert and Josh Wolfe are citizens of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share (the “Common Stock”).
Item 2(e). CUSIP No.:
51818V106
Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership: As reported in the cover pages to this report, the ownership information with respect to each of LVIV and LVP is as follows:

(a)	Amount Beneficially Owned:		7,228,469*
(b)	Percent of Class:		5.1%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	7,228,469*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	7,228,469*

As reported in the cover pages to this report, the ownership information with respect to LCIO and LCP is as follows:

(a) Amount Beneficially Owned:	4,084,493*
(b) Percent of Class:	2.9%*
(c) Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote:	0*
(ii)	shared power to vote or to direct the vote:	4,084,493*
(iii)	sole power to dispose or to direct the disposition of:	0*
(iv)	shared power to dispose or to direct the disposition of:	4,084,493*

As reported in the cover pages to this report, the ownership information with respect to each of LCM, Mr. Hebert and Mr. Wolfe is as follows:

(a)	Amount Beneficially Owned:		11,312,962*
(b)	Percent of Class:		8%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	11,312,962*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	11,312,962*

*As of the date hereof, each of LCM, Mr. Hebert and Mr. Wolfe may be deemed to beneficially own an aggregate of 11,312,962 shares of Common Stock, reported as follows: (i) 7,228,469 shares of Common Stock held directly by LVIV; and (ii) 4,084,493 shares of Common Stock held directly by LCIO. LVP may be deemed to beneficially own 7,228,469 shares of Common Stock held directly by LVIV. LCP may be deemed to beneficially own 4,084,493 shares of Common Stock held directly by LCIO. LVP is the general partner of LVIV and exercises voting and dispositive power over the shares held by LVIV. LCP is the general partner of LCIO and exercises voting and dispositive power over the shares held by LCIO. LCM serves as the investment manager for each of LVP and LCP and, as such, may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO. Mr. Hebert and Mr. Wolfe are the sole managers of LVP and LCP and may be deemed to share voting and dispositive power for the shares held by each of LVIV and LCIO.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (i) each of LCM, Mr. Hebert and Mr. Wolfe may be deemed to beneficially own 11,312,962 shares of Common Stock of the Company, representing approximately 8.0% of the shares of Common Stock of the Company deemed issued and outstanding as of December 31, 2021, (ii) LVP may be deemed to beneficially own 7,228,469 shares of Common Stock held directly by LVIV, representing approximately 5.1% of the shares of Common Stock of the Company deemed issued and outstanding as of December 31, 2021, and (iii) LCP may be deemed to beneficially own 4,084,493 shares of Common Stock held directly by LCIO, representing approximately 2.9% of the shares of Common Stock of the Company deemed issued and outstanding as of December 31, 2021.

The reported beneficial ownership percentage is based upon approximately 142,219,716 shares of Common Stock issued and outstanding as of November 8, 2021, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

LUX CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Hebert
Name: Peter Hebert
Title: Managing Member

LUX VENTURES IV, L.P.

By: Lux Venture Partners IV, LLC, its General Partner
By: /s/ Peter Hebert
Name: Peter Hebert
Title: Managing Member

LUX VENTURE PARTNERS IV, LLC

By:	/s/ Peter Hebert
Name: Peter Hebert
Title: Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.
By: Lux Co-Invest Partners, LLC, its General Partner

By: /s/ Peter Hebert
Name: Peter Hebert
Title: Managing Member
LUX CO-INVEST PARTNERS, LLC

By:	/s/ Peter Hebert
Name: Peter Hebert
Title: Managing Member

/s/ Peter Hebert
Peter Hebert

/s/ Josh Wolfe
Josh Wolfe

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1.     Joint Filing Agreement, dated as of February 14, 2022 by and among Lux Capital Management, LLC, Lux Ventures IV, L.P., Lux Co-Invest Opportunities, L.P., Lux Venture Partners IV, LLC, Lux Co-Invest Partners, LLC, Peter Hebert, and Josh Wolfe.